Contact

www.linkedin.com/in/
katemillerspencer (LinkedIn)
www.cherrybombe.com (Company)

Top Skills

Entrepreneurship

Business Management

Sales & Marketing Leadership

Kate Miller Spencer

Chief Executive Officer at Cherry Bombe
United States

Summary

With sales management experience for multi-platform media brands, I am passionate about brand selling and being an entrepreneur.

The rep firm I founded, Miller Media, represented New York Media through the Vox Media merger at which point I went in-house with Vox Media as Head of Industry overseeing the sales team focused on CPG/Food & Beverage and Luxury, Fashion, Beauty, and Retail. Vox Media includes the award-winning New York Magazine and best-in-class sites Vulture, The Cut, Grubstreet, Intelligencer, NYMag, Strategist, The Verge, Vox, recode, SB Nation, Polygon, Eater, and Curbed in addition to the brands from the Group Nine merger: Thrillist, Popsugar, Now This, and The Dodo.

After being on the advisory board for Cherry Bombe, an independent food media company that celebrates the best of the food world through media channels including Cherry Bombe Magazine, Cherry Bombe Radio, and the Jubilee event conference, I became the brand's first CEO in 2022.

Experience

Cherry Bombe

7 years 8 months

Chief Executive Officer

July 2022 - Present (1 year 4 months)

Advisory Board

December 2019 - July 2022 (2 years 8 months)

Cherry Bombe is a media & events company celebrating women in food. With multi-channel products across podcasts, events including the iconic annual Jubilee conference, social, newsletter, membership, and a celebrated magazine, Cherry Bombe celebrates women and food - those who grow it, make it, serve it, style it, enjoy it and everything in between.

Head of Marketing & Brand Partnerships
March 2016 - December 2019 (3 years 10 months)

COOKGIRL
Foundation President
December 2014 - Present (8 years 11 months)

With an eye to the future and desire to pursue a personal passion, CookGirl launched in January 2015, promoting female chefs and culinary artisans through the CookGirl Foundation.

Vox Media, LLC.
Head of Industry - CPG|Food & Beverage & Luxury|Fashion, Beauty, Retail
December 2019 - July 2022 (2 years 8 months)

Head of Industry overseeing the sales team for CPG with a focus on Food, Beverage, Spirits and Luxury with a focus on Retail, Fashion, Beauty.

Miller Media Sales, Inc.
CEO/Founder
January 1997 - December 2021 (25 years)
Greater Chicago Area

After 10 years as a staff sales person in New York, Los Angeles and Chicago for Conde Nast and Wenner Media, I opened my rep firm Miller Media (Miller Dixon Media until 2009) in 1997 with contracts from American Express Publishing to represent FOOD & WINE Magazine and Dennis Publishing to launch MAXIM in the US. Over the 18 years in the rep business, managing a team of up to 20 and a 17 state territory, Miller Media launched all of the Dennis Publishing titles - MAXIM, STUFF, BLENDER, THE WEEK and took over sales responsibility for the balance of the former American Express Publishing stable of brands (now Dot Dash), including FOOD & WINE, TRAVEL + LEISURE, and DEPARTURES.

In all cases, territory revenue for brands increased under Miller Media's focus and attention. For brands that shared the same publishing house, Miller Media acted as corporate sales office for cross platform and cross brand programs (Dennis Publishing and American Express Publishing specifically) with over $30M in revenue.

The Dennis Publishing titles went in-house in 2004 when territory revenue topped $23 million. Miller Media parted ways with Time Inc. (now Dot Dash) in

November 2014 to pursue advertising and marketing opportunities in the digital and event space, with the first project titled COOKGIRL launching in January 2015 to promote and celebrate women in the food world. The second project, the COOKGIRL FOUNDATION, launched in April 2015 to provide funding for the next wave of women in the world of food & beverage.

Miller Media Sales also handled advertising sales for Cherry Bombe, Inc. and was the rep firm for New York Media until the company's sale to Vox Media in 2019, at which point I was recruited as Head of Industry, CPG.

New York Magazine
Senior Sales Director - Midwest/Texas/San Francisco/Pacific Northwest
April 2016 - December 2019 (3 years 9 months)
Greater Chicago Area

Kate Miller Spencer and Miller Media Sales, Inc. manages the sales efforts in the Midwest/Texas region for integrated buys across New York magazine, signature events including Vulture Festival and New York Taste, and the growing digital properties: Vulture, The Cut, Intelligencer, Strategist, NYMag, and Grub Street

Baeble Music
Sponsorships/Partnerships
April 2016 - June 2017 (1 year 3 months)
Greater Chicago Area

Baeble Music, the music site dedicated to providing high quality and originally produced programming with well-trained eyes focused on up-and-coming artists and bands, will now be bringing on sponsors for live filmed music events. Reaching more than 9 million music enthusiasts monthly across their platform, Baeble is offering brand integration and custom brand messages that will be folded in authentically during content creation. Kate Miller Spencer and Miller Media Sales will be creating custom packages for select like-minded marketers who recognize that music is a powerful way to connect with consumers.

Departures Magazine
Midwest Director
2008 - November 2014 (6 years)
Chicago

Managed 16-state territory, including Texas and Colorado, for leading luxury magazine. Increased ad sales significantly, winning Rep Firm of the Year in

2013 and an Amex Publishing "Pubby" Award for a custom Bentley program through their Chicago-based advertising agency.

Travel + Leisure ~ TravelandLeisure.com
Midwest Director
2004 - November 2014 (10 years)
Chicago

Managed a 17 state sales territory and Chicago-based sales for Travel + Leisure through four management teams and significant changes in the travel space. Focused on selling brand-building programs to national marketers through top-level sales contacts.

Food & Wine Magazine ~ foodandwine.com
Midwest Director
1997 - November 2014 (17 years)
Chicago

Managed a 17 state sales territory and Chicago-based sales team. Food & Wine was one of the original contracts for Miller Media (formerly Miller Dixon Media) in January 1997 and with nearly 18 years of sales success, we maintained a level of excellence in a hyper competitive and ever-changing epicurean category, from the folding of Gourmet to the launch of Food Network. Food & Wine continues to be a leader in the category with editorial platforms (Best New Chefs) and an event platform that is unsurpassed in the market.

Dennis Publishing
Midwest Director & Launch Team
January 1997 - October 2004 (7 years 10 months)
Chicago

Launched Dennis Publishing in the US with responsibility for ad sales and Chicago-based sales team for MAXIM, Stuff, Blender, THE WEEK and all of the brand digital properties.

Conde Nast/Bon Appetit
Midwest Manager
1995 - 1997 (2 years)
Chicago

Education

University of Southern California

Business Management, Business Administration and Management, General

Northwestern University

Bachelor of Arts - BA, American Studies, with Honors